Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of December, 2010	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Today Announced the Resignation of Umberto Bedini as Chief Operating Officer of the Group and the Appointment of Giuseppe Clemente in Such Position

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--December 20, 2010--Umberto Bedini resigned from the Natuzzi Group (NYSE:NTZ) due to some family reasons and decided to take a sabbatical period. He worked for the Natuzzi Group for almost 2 years as Chief Operations Officer and during these very intensive and demanding years he achieved important results.

Umberto Bedini commented:“It is with great regret and sad emotion that I resigned from Natuzzi.

I take this opportunity to thank all colleagues for the availability and support they always provided me with. I thank all the members of the Board of Directors and Shareholders for the esteem and understanding demonstrated to me. A special thanks goes to the Chairman and CEO and to his family – of which I grew fond during these two years of permanence in this extraordinary company – for the great professional and personal experience they offered me and my family. From my side, I hope I have given a small contribution in order to put the basis for the re-launch of the company. A re-launch that I am sure will arrive very soon as a result of the new strategies.”

Giuseppe Clemente will take over the position of COO of Natuzzi Group. Giuseppe, who joined our company more than 16 years ago, has been covering positions of increasing responsibility. He started as Quality Plant Manager, then as Plant Director. In January 2006 he held the position as Logistics Manager until January 2009 when he was appointed as Italy Manufacturing Director. Such positions have always been covered by Giuseppe with great determination and professionalism. In addition, Giuseppe Clemente has been in the last 2 years one of the most involved collaborators of Umberto Bedini in the reorganization and introduction of the most important innovations within the operations process.

Finally, it is important to highlight the fact that those managers who represent first-lines of operations team, supporting Umberto Bedini in the past 2 years, will certainly be able to continue the initiated projects, carry out their job in autonomy and collaborate with the new COO of the Group.

Pasquale Natuzzi Chairman and majority shareholder of Natuzzi Group commented: “I respect Umberto’s decision and I thank him for the passion and professionalism with which he has covered the position of Chief Operations Officer during these two years. In line with the company decision to give value to the human resources present in the Group and to recognize the professional skills achieved in all these years, I have decided to appoint Giuseppe Clemente as Chief Operations Officer of the Group who will also maintain ad interim the position of Italy Manufacturing Director”.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 515.4 million in 2009, Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001

www.natuzzi.com

CONTACT:
Natuzzi S.p.A.
Natuzzi Investor Relations
Silvia Di Rosa cell +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Cell.: +39 335 7276939 Giacomo Ventolone
gventolone@natuzzi.com
or
Tel.: + 39 080 8820676 Vito Basile (Ufficio Stampa)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	December 20, 2010	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi